                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 3) *

                      Digital Generation Systems, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 253921 10 0
              -------------------------------------------------
                               (CUSIP Number)

                              Robert C. Bensky
                      c/o Technology Crossover Ventures
                56 Main Street, Suite 210, Millburn, NJ 07041
                               (973) 467-5320
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 26, 1997
                      ---------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                    PAGE 2 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON Technology Crossover Ventures, L.P.
 1    See Item 2 for identification of General Partner
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) OR 2(e)
                                                                          [_]
------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                                804,612(A)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                                                         0(A)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                                                804,612(A)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                                      0(A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11

                                                                804,612(A)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
 12
                                                                        [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13

                                                                   3.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
      PN

------------------------------------------------------------------------------
(A) Excludes an aggregate of 1,750,280 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                    PAGE 3 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON Technology Crossover Ventures, C.V.
 1    See Item 2 for a list of General Partners
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) OR 2(e)
                                                                          [_]
------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Netherlands Antilles
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                                 63,719(A)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                                                         0(A)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                                                 63,719(A)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                                      0(A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11

                                                                 63,719(A)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
 12
                                                                        [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13

                                                                   0.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
      PN

------------------------------------------------------------------------------
(A) Excludes an aggregate of 2,491,173 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                    PAGE 4 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON Technology Crossover Management, L.L.C.
 1    See Item 2 for list of Managing Members
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) OR 2(e)
                                                                          [_]
------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                                868,331(A)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                                                         0(A)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                                                868,331(A)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                                      0(A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11

                                                                868,331(A)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
 12
                                                                        [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13

                                                                   3.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
      OO

------------------------------------------------------------------------------
(A) Excludes an aggregate of 1,686,561 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                    PAGE 5 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON Technology Crossover Ventures II, L.P.
 1    See Item 2 for identification of General Partner
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) OR 2(e)
                                                                          [_]
------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                                806,807(A)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                                                         0(A)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                                                806,807(A)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                                      0(A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11

                                                                806,807(A)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
 12
                                                                        [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13

                                                                   3.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
      PN

------------------------------------------------------------------------------
(A) Excludes an aggregate of 1,748,085 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                    PAGE 6 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON TCV II(Q),L.P.
 1    See Item 2 for identification of General Partner
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) OR 2(e)
                                                                          [_]
------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                                620,282(A)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                                                         0(A)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                                                620,282(A)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                                      0(A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11

                                                                620,282(A)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
 12
                                                                        [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13

                                                                   2.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
      PN

------------------------------------------------------------------------------
(A) Excludes an aggregate of 1,934,610 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                    PAGE 7 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON TCV II Strategic Partners, L.P.
 1    See Item 2 for identification of General Partner
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) OR 2(e)
                                                                          [_]
------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                                110,078(A)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                                                         0(A)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                                                110,078(A)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                                      0(A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11

                                                                110,078(A)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
 12
                                                                        [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13

                                                                   0.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
      PN

------------------------------------------------------------------------------
(A) Excludes an aggregate of 2,444,814 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                    PAGE 8 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON Technology Crossover Ventures II, C.V.
 1    See Item 2 for a list of General Partners
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) OR 2(e)
                                                                          [_]
------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Netherlands Antilles
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                                123,186(A)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                                                         0(A)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                                                123,186(A)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                                      0(A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11

                                                                123,186(A)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
 12
                                                                        [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13

                                                                   0.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
      PN

------------------------------------------------------------------------------
(A) Excludes an aggregate of 2,431,706 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                    PAGE 9 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON TCV II, V.O.F.
 1    See Item 2 for a list of Managing General Partners
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) OR 2(e)
                                                                          [_]
------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Netherlands Antilles
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                                 26,208(A)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                                                         0(A)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                                                 26,208(A)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                                      0(A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11

                                                                 26,208(A)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
 12
                                                                        [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13

                                                                   0.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
      PN

------------------------------------------------------------------------------
(A) Excludes an aggregate of 2,528,684 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                    PAGE 10 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON Technology Crossover Management II, L.L.C.
 1    See Item 2 for a list of Managing Members
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) OR 2(e)
                                                                          [_]
------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                              1,686,561(A)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                                                         0(A)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                                              1,686,561(A)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                                      0(A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11

                                                              1,686,561(A)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
 12
                                                                        [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13

                                                                   7.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
      00

------------------------------------------------------------------------------
(A) Excludes an aggregate of 868,331 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                    PAGE 11 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON Jay C. Hoag
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) OR 2(e)
                                                                          [_]
------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S. Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                                         0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                                                    2,554,892
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                                                 2,554,892
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                                         0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11

                                                                 2,554,892
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
 12
                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13

                                                                  11.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
      IN

------------------------------------------------------------------------------

                                SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                    PAGE 12 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON Richard H. Kimball
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) OR 2(e)
                                                                          [_]
------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S. Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                                         0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                                                    2,554,892
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                                                 2,554,892
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                                         0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11

                                                                 2,554,892
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
 12
                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13

                                                                  11.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
      IN

------------------------------------------------------------------------------

                                SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                    PAGE 13 OF 18 PAGES
-----------------------                                  ---------------------




Defined Terms.
-------------

  Capitalized terms not otherwise defined herein shall have the meanings given them in the original Schedule 13D relating to the Common Stock of the Issuer filed by the undersigned with the Commission on September 5, 1997 (file number 005-49603).

  Item 1.
       Security and Issuer.
       -------------------

    The title of the class of securities to which this Schedule 13D relates is Common Stock ("Common Stock") of Digital Generation Systems, Inc., a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 875 Battery Street, Suite 1850, San Francisco, CA 94111.

  Item 3.
       Source and Amount of Funds or Other Consideration.
       -------------------------------------------------

    All of the securities of the Issuer disclosed on the cover pages to this
Schedule 13D are held of record by the entities listed below. The source of funds used in the acquisition of such securities, in each case, was the general working capital of such entities. Such working capital was contributed by such entities' respective partners.

                                 Aggregate Number  Aggregate Amount   Weighted Average Price
                                 ----------------  ----------------   ----------------------
                  Holder           of Shares(1)         Paid               Per Share
                  ------           ------------         ----               ---------

TCV I, L.P.                           804,612        $3,181,123                   $3.95
TCV I, C.V.                            63,719        $  251,932                   $3.95
TCV II, V.O.F.                         26,208        $   85,543                   $3.26
TCV II, L.P.                          806,807        $2,633,408                   $3.26
TCV II (Q)                            620,282        $2,024,597                   $3.26
TCV II Strategic Partners             110,078        $  359,295                   $3.26
TCV II, C.V.                          123,186        $  402,079                   $3.26
Totals                              2,554,892        $8,937,976                   $3.50

------------------------------------------
(1) Includes open market purchases of Common Stock, Common Stock issued in connection with the conversion of Series A Convertible Preferred Stock purchased from the Issuer in a private placement transaction and Common Stock purchased from the Issuer in a private placement transaction.

  Item 5.
       Interest in Securities of the Issuer.
       ------------------------------------

    (a) and (b) Except to the extent otherwise expressly stated herein, this
Schedule 13D shall not be construed as an admission that any Item 2 Person is, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes, the beneficial owner of any Common Stock disclosed in this Schedule 13D. The aggregate number and percentage of the

                                SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                    PAGE 14 OF 18 PAGES
-----------------------                                  ---------------------


class of securities identified pursuant to Item 1 of this Schedule 13D that, pursuant to Rule 13d-3, may be deemed to be beneficially owned by each Item 2 Person are as follows:



                                       Common
                                       ------
                                        Stock                                       Dispositive
                                        -----                                       -----------
        Item 2 Person                Beneficially    % of Class      Voting Power      Power
        -------------                ------------    ----------      ------------      -----
                                        Owned
                                        -----
TCV I, L.P. (2)                         804,612         3.6%            sole           sole
TCV I, C.V. (2)                          63,719         0.3%            sole           sole
TCM I                                   868,331         3.9%            sole           sole
TCA I                                         0           0%            N/A            N/A
TCV II, L.P. (3)                        806,807         3.6%            sole           sole
TCV II (Q)  (3)                         620,282         2.8%            sole           sole
TCV II Strategic Partners  (3)          110,078         0.5%            sole           sole
TCV II, C.V. (3)                        123,186         0.6%            sole           sole
TCV II, V.O.F.(3)                        26,208         0.1%            sole           sole
TCM II                                1,686,561         7.6%            sole           sole
TCA II                                        0           0%            N/A            N/A
Hoag (4)                              2,554,892        11.5%            shared         sole
Kimball (4)                           2,554,892        11.5%            shared         sole

____________________________________
     (1) All percentages in this table are based, pursuant to Rule 13d-1(j) of the Securities Exchange Act of 1934, on the 22,261,436 shares of Common Stock of the Company outstanding as of August 14, 1998, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998.

     (2) Each noted entity (together, the "TCV I Funds") is the holder of record of the securities set forth opposite the name of such entity and has sole voting and investment power with respect to such securities. TCM I, as sole General Partner of TCV I, L.P. and as Investment General Partner of TCV I, C.V., may also be deemed to have sole voting and investment power with respect to such securities. TCM I disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

     (3) Each noted entity (together, the "TCV II Funds") is the holder of record of the securities set forth opposite the name of such entity and has sole voting and investment power with respect to such securities. TCM II, as sole General Partner of TCV II, L.P., TCV II (Q) and TCV II Strategic Partners and as Investment General Partner of TCV II, C.V. and TCV II, V.O.F., may also be deemed to have sole voting and investment power with respect to such securities. TCM II disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

                                SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                    PAGE 15 OF 18 PAGES
-----------------------                                  ---------------------

     (4) Under the operating agreements of both TCM I and TCM II, Hoag and Kimball have the independent power to cause the funds managed by such entities to buy and sell securities of publicly traded portfolio companies, however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, Hoag and Kimball may also be deemed to have sole dispositive power and shared voting power with respect to the securities held by the TCV I Funds and the TCV II Funds. Hoag and Kimball disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

(c) The following is a list of all transactions in the Issuer's securities by the Item 2 Persons effected since the most recent amendment of this Schedule 13D filed on June 4, 1998. Some of the shares noted below were acquired in connection with the conversion of Series A Convertible Preferred Stock into Common Stock. The balance of such shares, as noted below, were acquired from the Issuer in a private placement transaction.


                                                                  Aggregate Percentage Ownership of All Item 2
                                                                  --------------------------------------------
                                        Shares       Price per     Persons After Transactions Effected on Date
                                        ------       ---------     -------------------------------------------
Purchaser                     Date      Acquired       Share                       Listed
---------                     ----      --------       -----                       ------
TCV I, L.P.                  8-14-98   288,340(1)      $0.00                      11.5%(3)
                             8-14-98   248,202(2)      $2.80                      11.5%(3)
TCV I, C.V.                  8-14-98    22,833(1)      $0.00                      11.5%(3)
                             8-14-98    19,656(2)      $2.80                      11.5%(3)
TCV II, V.O.F.               8-14-98     9,671(1)      $0.00                      11.5%(3)
                             8-14-98     8,325(2)      $2.80                      11.5%(3)
TCV II, L.P.                 8-14-98   297,715(1)      $0.00                      11.5%(3)
                             8-14-98   256,272(2)      $2.80                      11.5%(3)
TCV II (Q)                   8-14-98   228,886(1)      $0.00                      11.5%(3)
                             8-14-98   197,025(2)      $2.80                      11.5%(3)
TCV II Strategic Partners    8-14-98    40,619(1)      $0.00                      11.5%(3)
                             8-14-98    34,965(2)      $2.80                      11.5%(3)
TCV II, C.V.                 8-14-98    45,455(1)      $0.00                      11.5%(3)
                             8-14-98    39,128(2)      $2.80                      11.5%(3)

                      ___________________________________


     (1) Represents shares of Common Stock issued in connection with the voluntary conversion of Series A Convertible Preferred Stock. In connection with such conversion, the Issuer issued a total of 1.1 shares of Common Stock for each share of Series A Convertible Preferred Stock so converted.
     (2) Reflects shares of Common Stock purchased in a private placement transaction.

                                SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                    PAGE 16 OF 18 PAGES
-----------------------                                  ---------------------

     (3) This percentage is based, pursuant to Rule 13d-1(j) of the Securities Exchange Act of 1934, on the 22,261,436 shares of Common Stock of the Company outstanding as of August 14, 1998, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998.

(d)  Inapplicable.

(e)  Inapplicable.

Item 6.
     Contracts, Arrangements, Understandings or Relationships with Respect to
     ------------------------------------------------------------------------
     Securities of the Issuer.
     ------------------------

     Pursuant to the Common Stock Subscription Agreement (the "Subscription Agreement") entered into between the TCV I Funds and the TCV II Funds and the Issuer as of August 14, 1998, the Issuer agreed to enter into a separate registration rights agreement with the TCV I Funds and the TCV II Funds granting them certain demand registration rights. In addition, the Subscription Agreement provides that the Issuer shall use diligent efforts to file, within 60 days of August 14, 1998, a registration statement on Form S-3 with the Commission to enable the public resale of the shares of Common Stock purchased pursuant to the Subscription Agreement.

Item 7.
     Material to be Filed as Exhibits.
     --------------------------------

     The following exhibit was filed as Exhibit A to the Schedule 13D relating to the Common Stock of the Issuer filed by the undersigned with the Commission on September 5, 1997 and is hereby incorporated herein by reference:

  A - Statement Appointing Designated Filer and Authorized Signer dated
      September 5, 1997

     The following exhibits were filed with the Commission by the Issuer as Exhibits 2.2 and 2.3 to its Current Report on Form 8-K on August 1, 1997 and are hereby incorporated herein by reference:

  B - Preferred Stock Purchase Agreement by and among Digital Generation
      Systems, Inc. and the parties named therein, dated as of July 14, 1997.

  C - Amendment to Preferred Stock Purchase Agreement, dated as of July 23,
      1997.

     The following exhibit was filed with the Commission on August 14, 1998 by the Issuer as Exhibit 10.33 to its Quarterly Report on Form 10-Q for the period ended June 30, 1998 and is hereby incorporated herein by reference:

  D - Common Stock Subscription Agreement for private placement of Company's common stock at $2.80 per share.

                                SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                    PAGE 17 OF 18 PAGES
-----------------------                                  ---------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 25, 1998

TECHNOLOGY CROSSOVER VENTURES, L.P.,
a Delaware Limited Partnership

By:     /s/ Robert C. Bensky
       -----------------------------------------
       Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES, C.V.,
a Netherlands Antilles Limited Partnership

By:     /s/ Robert C. Bensky
       -----------------------------------------
       Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT, L.L.C., a Delaware Limited Liability Company

By:     /s/ Robert C. Bensky
       -----------------------------------------
       Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES II, L.P.,
a Delaware Limited Partnership

By:     /s/ Robert C. Bensky
       -----------------------------------------
       Robert C. Bensky, Authorized Signatory

TCV II (Q), L.P.,
a Delaware Limited Partnership

By:     /s/ Robert C. Bensky
       -----------------------------------------
       Robert C. Bensky, Authorized Signatory

TCV II STRATEGIC PARTNERS, L.P.,
a Delaware Limited Partnership

By:     /s/ Robert C. Bensky
       -----------------------------------------
       Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES II, C.V.,
a Netherlands Antilles Limited Partnership

By:     /s/ Robert C. Bensky
       -----------------------------------------
       Robert C. Bensky, Authorized Signatory

                                SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 253921 10 0                                    PAGE 18 OF 18 PAGES
-----------------------                                  ---------------------

TCV II, V.O.F.,
a Netherlands Antilles General Partnership

By:     /s/ Robert C. Bensky
       -----------------------------------------
       Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT II, L.L.C., a Delaware Limited Liability Company

By:     /s/ Robert C. Bensky
       -----------------------------------------
       Robert C. Bensky, Authorized Signatory

Jay C. Hoag

By:     /s/ Robert C. Bensky
       -----------------------------------------
       Robert C. Bensky, Authorized Signatory

Richard H. Kimball

By:     /s/ Robert C. Bensky
       -----------------------------------------
       Robert C. Bensky, Authorized Signatory